Jill Livesay
Senior Vice President, Controller

January 31, 2008	5008 Airport Road
Roanoke, Virginia 24012

H. Christopher Owings	Direct	540-561-6426
Assistant Director	Fax	540-561-6445
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via:  Facsimile AND EDGAR

Re:  Advance Auto Parts, Inc.
Form 10-K For Fiscal Year December 30, 2006
Filed February 28, 2007
File No. 001-16797
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2007
File No. 001-16797

Dear Mr. Owings,

This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated December 31, 2007, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 30, 2006 filed on February 28, 2007 (the “10-K”) and the Definitive Proxy Statement on Schedule 14A filed on April 11, 2007 (the “Proxy Statement”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for Fiscal Year Ended December 30, 2006

Critical Accounting Policies, page 25

1.
We note that you maintain reserves for your inventory.  In future filings, please include these reserves in your Schedule II provided under Regulation S-X Rule 5-04(a).  We also note that there was a significant increase in the inventory reserve in the most recent fiscal year.  The reasons for this increase should be discussed either here or elsewhere in management’s discussion and analysis.

Response:  In future filings, we will include in the notes to the consolidated financial statements any significant reserves for inventory.  We plan to discuss significant increases or decreases in the inventory reserve in the section of the periodic reports entitled critical accounting policies.  The increase in the inventory reserve from 2005 to 2006 was due to a change in our timing of taking physical inventories.  We perform cycle counts to evaluate the validity of our physical inventories as well as the adequacy of certain inventory reserves.  We develop estimates of certain inventory reserves based upon our historic cycle count results, changes in recent events and the length of time from the prior cycle count of that specific product.  During 2006, management decided to decrease the frequency of the performance of our counts compared to prior years.  On average each product is counted several times per year.  However, due to the systematic reduction in the frequency of our cycle counts compared to prior years, our estimated shrink reserve would be expected to increase. The shrink expense which is driven by our cycle counts and experience was approximately 1.25% of sales in 2005 and 2006.

2.
We note that you accrue reserves for self insurance.  Please tell us why these reserves increased significantly from December 30, 2005 to December 31, 2006.  In future filings please provide a table that reconciles beginning and ending balances by disclosing additions, utilization and adjustments to the accrual.  This table can be presented as part of this discussion, in the notes to your financial statements or as part of Schedule II.  You should discuss significant changes in the accrual as part of your disclosures of critical accounting policies.

Response:  Our self-insurance program, started in 2001, has not reached full maturity.  Each year, our reserve for self-insurance increases over the prior year because each year adds an additional layer of reserves without an equal amount of prior year reserves being fully relieved.  Generally, claims have historically taken several years to settle and thus are not relieved at the same rate as additional reserves are added each year.  In addition, the reserves for self-insurance increased in 2006 compared to 2005 as a result of an increase in the number of workers’ compensation claims and vehicle accident claims in 2006 as well as an increase in the total cost to settle workers’ compensation claims compared to prior years.  This increase in claims is primarily due to an overall growth of our business, including an increase of 210 stores and the related increase of approximately 1,400 employees and an increase in delivery vehicles of 18% from 2005 to 2006.  We plan to discuss significant increases or decreases in the reserve in the critical accounting policies section in future filings.  In future filings, we will include a table that reconciles beginning and ending balances of reserves for self-insurance by disclosing additions, utilization and adjustments to the accrual in the notes to the consolidated financial statements.

Notes to Consolidated Financial Statements, page F-10

3.
We note your website states you accept used auto batteries when you sell new batteries.  Please tell us if there are any environmental costs or obligations associated with this business practice.  Tell us whether you use a third party to dispose of or recycle the batteries.  Confirm that you are in compliance with state laws that either mandate the recycling of lead acid batteries or prohibit their disposal in landfills.

Response:  Used auto batteries that are accepted at our stores are collected at a designated indoor location within our stores and returned to our regional distribution centers.   The batteries are then consolidated at the distribution center where they are stored indoors on pallets until they are collected by a battery supplier.  The battery supplier picks up the batteries at the distribution center and transports them to a recycling facility.  The Company contracts almost exclusively with two major auto battery suppliers to supply auto batteries for sale in our stores.  The terms of these contracts permit the battery suppliers to collect the used batteries and require the suppliers to represent that they are in compliance with all applicable laws and regulations.  We do not otherwise dispose of any used auto batteries.  We are following industry practices with respect to the handling of used auto batteries, and the Company believes that these practices comply with any applicable federal and state laws with respect to transporting, handling or disposing of lead acid batteries.  Based on the Company’s experience, management does not believe that there are any material environmental costs associated with the current business practice of accepting used batteries as these costs are borne by the suppliers.

Sales Returns and Allowances, page F-12

4.	Please include your reserves for sales returns and allowances as part of your Schedule II.

Response:  Our reserves for sales returns and allowances have been approximately $2 million in recent years.  In future filings, we will include in the notes to the consolidated financial statements reserves for sales returns and allowances when significant.

10. Accrued Expenses, page F-23

5.	Please explain to us why you have accrued expenses related to capital expenditures.

Response:  The capital expenditures reported separately in our accrued expense note to the consolidated financial statements represent the total amount of property and equipment for which we have received the property and obtained title but remain unpaid for as of December 30, 2006.

14.  Income Taxes, page F-26

6.
Tell us why there is a large deferred tax liability associated with your inventory.  Explain to us in detail the specific causes that result in your inventory being significantly lower for tax purposes than for GAAP purposes.

Response:  The net deferred tax liability associated with the Company’s inventory arises from differences in accounting treatment for certain items as determined by either accounting principles generally accepted in the United States of America (“GAAP”) for book purpose or the Internal Revenue Code (“Code”) for tax purposes.  The net deferred tax liability associated with inventory is due to the following items:
LIFO inventory	$(63,431)
Purchasing and warehousing costs
included in inventory	(23,381)
Inventory reserves	7,741
$(79,071)

Last-in, first-out (“LIFO”) inventory reported for GAAP purposes is greater than reported for tax purposes primarily because of differences in determining the respective indices.  For GAAP purposes, the Company uses the double extension method which computes the LIFO indices based on the Company’s actual cost per unit of inventory.  For tax purposes, the Company utilizes the Inventory Price Index Computation (“IPIC”) method which utilizes externally published indices based on the Producer’s Price Indexes (“PPI”) by the Bureau of Labor Statistics.  This method is specifically allowed for tax purposes under the tax regulations.  The LIFO indices computed with the PPI index have generally been inflationary which causes LIFO inventory for tax purposes to be lower than LIFO inventory computed for book purposes using an internal index.  Accordingly, the cost of sales recognized for tax purposes has been higher than for book purposes giving rise to a reduced current tax burden.  However, this reduced current tax liability will be realized as the inventory is sold and, therefore, is now recorded as a deferred tax liability.

Purchasing and warehousing costs included in inventory differ for GAAP and tax purposes because of the varying types of costs permitted to be capitalized in accordance with GAAP versus the Code, such as certain transportation and storage costs.   Purchasing and warehousing costs included in inventory consist of costs associated with operating our distribution network, such as payroll and benefit costs, occupancy costs, depreciation and freight expenses associated with moving merchandise inventories from our distribution centers to our retail stores as noted in Note 2 to the consolidated financial statements.

Inventory reserves for GAAP are greater than for tax purposes as these charges are not recognized as a deduction for tax purposes until the liability is settled.  Accordingly, reserves recognized reduce the GAAP taxable income and are not recognized for tax purposes creating a deferred tax asset.

20. Segment and Related Information, page F-34

7.
In your business discussion you state that similar product categories contribute different levels of profitability to your operations and also describe product sales by groups such as replacement parts, maintenance items and general accessories. We refer you to pages 3 and 6. Please tell us why you have not included the disclosures required by paragraph 37 of SFAS No. 131. Alternatively, please provide us with an example of your proposed disclosure for future filings.

Response:  In our 2006 annual report on Form 10-K, we disclosed that “sales of replacement parts account for a majority of our net sales and typically generate higher gross margins than maintenance items or general accessories.” Paragraph 37 of SFAS No. 131 states “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” We also note that the Division of Corporation Finance – Current Accounting and Disclosure Issues publication dated March 4, 2005 addresses this matter and states “Registrants should remember to identify the products and services from which each reportable segment derives its revenues, and to report the total revenues from external customers for each product or service or each group of similar products and services. Disclosures for products and services that are not substantially similar must be disaggregated.”

The comment included in our Form 10-K regarding the grouping of our products into replacements parts, maintenance items and accessories was made as these are common broad groupings of product in the auto aftermarket industry and are not based on our specific entity information.  Since we have not historically produced financial information (revenue or gross margin) separately for replacement parts, maintenance items and accessories we will remove this disclosure in future filings.  Furthermore, our personnel structure does not employ a product manager to administer the distribution and marketing of any group of products, nor do we compensate individuals, or evaluate the performance of individuals, based upon the performance of any specific product group.

Accordingly, we concluded that is appropriate to report our total sales as one primary class of product as defined in SFAS No. 131.

Schedule 1 – Condensed Financial Information of the Registrant, page F-37

8.
Please tell us how the current disclosure satisfies the requirements concerning restrictions on dividends and retained earnings or net income. See Rule 4-08(e)(3)(i) and (ii) and Rule 5-02.31(a)(3) of Regulation S-X. If there are restrictions between parent and subsidiaries please disclose this fact in future filings.

Response:  Our revolving credit facility does not contain restrictions on the payment of dividends, loans or advances between the parent and subsidiaries. Therefore, there were no restrictions on dividends, retained earnings or net income between the parent and subsidiaries as of December 30, 2006. We will disclose this fact in the notes to the Condensed Financial Information of the Registrant in future filings. We disclose Schedule I as it is useful for certain business operations, including vendor and lease negotiations.

Definitive Proxy on Schedule 14A

Compensation Discussion & Analysis, page 13

Base Salary, page 14

9.
You indicate that you compare your base salaries to the competitive retail market data provided by Hay Group. Clarify whether the information provided by Hay Group differs from the peer group of companies you disclose above. If it does and considering you appear to be benchmarking this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).

Response:  Item 402(b)(2)(xiv) suggests that companies should disclose any compensation benchmarks and the components and/or component companies that compose the benchmarks, where the facts and circumstances indicate.  Accordingly, on pages 13 and 14 of our Proxy Statement we explained that the total direct compensation of our executives was established by comparing our company’s earnings per share performance over the most recent three years relative to the peer group of companies listed in the “Setting Executive Compensation” section and by reviewing the competitive position of specific compensation components in the retail market.  The eighteen companies listed there as part of the peer group for 2006 were selected based on their similarity to the Company on the basis of several named factors, including sales, store and employee count, and overall market value.  However, for purposes of determining base salary levels for executives, the Compensation Committee (the “Committee”) considered compensation data provided by Hay Group based on its 2006 National Retail Industry database as one component of its decision.  Hay Group collected the data from a broader group of over sixty retail companies with which we compete for key management and executive talent and, after adjusting the data using standard statistical methods based on revenue to make the information more comparable for the review, provided the data to the Committee in a summary form.  Eight of the peer group companies that we have listed in the “Setting Executive Compensation” section are included in the broader retail group considered by Hay Group.  The Committee reviews the retail compensation data in conjunction with the Company’s performance to establish compensation levels for each executive.  Due to the size of the sample group used by Hay Group, the manner in which this data has been adjusted, and the additional factors taken into consideration in determining the base salary level for each executive, we believe that describing the larger retail group in more general terms better served our investors’ understanding of our compensation policies than listing more than sixty companies in the database and was consistent with principles-based disclosure.  In future filings, we will provide information regarding the use and makeup of any benchmarks used by the Committee.

10.
You disclose that base salary levels for your executives are below the median for the retail market. You also disclose that you intend to increase salaries to a level approaching the median of the retail market. Disclose in more detail why current base salaries are below the median for your market group. Disclose how you plan to implement the proposed salary increases. For example, disclose the time period over which these increases are expected to take place as well as if there are any predetermined increases, either in whole dollar amounts or as a percentage of salary, which you plan to implement in order to close the gap. Please provide us with an example of your proposed revisions to your disclosure. See Regulation S-K Item 402(b)(1)(v).

Response: Company executives historically have had base salaries positioned far below the median of retail market salaries.  The lower salaries were counterbalanced by higher annual and long-term incentive target opportunities relative to the market. The Committee recognized the need to set base salaries more competitively at the median of the retail market as described in the retail market data provided by Hay Group (and as further explained in our response to Comment No. 9 above) to ensure the Company’s ability to attract and retain executive talent for our future success.  Information reported in our executive compensation tables reflects a shift in the Company’s compensation strategy for all but the chief executive officer.  In 2006, the Committee restructured the compensation of the other Named Executive Officers by shifting a portion of each executive’s former 100% bonus target opportunity into the executive’s base salary and simultaneously reducing the executive’s target bonus opportunity.  This adjustment improved the competitive position of the executives’ base salaries relative to the retail market data and positioned their bonus target opportunities at the median of the retail market.  The Committee determined Mr. Coppola’s salary and bonus opportunity at the time he became Chief Executive Officer in mid-2005, and believed his salary, and bonus opportunity of 100% of base salary, was set appropriately relative to the retail market data.  As a result, the Committee did not make comparable adjustments to his salary or his bonus target opportunity in 2006.

There is no defined time line and no predetermined increases for further adjustments in base salary levels for executives.  Future decisions on executives’ base salaries, including the chief executive officer’s base salary, will depend on changes in scope of the executive’s responsibilities and the executive’s successful performance of those responsibilities.

Our future filings will include disclosure similar to the following in the discussion of base salaries in the Compensation Discussion and Analysis section of the Proxy Statement:

Historically, the Company pursued an executive compensation strategy that relied on lower base salaries and higher annual and long-term incentive opportunities for executives as compared to the competitive retail market.  Currently, base salary levels for the Company’s executives are at approximately the twenty-fifth percentile of the retail market based on compensation data provided by Hay Group based on its 2006 National Retail Industry database, which includes data collected from a group of over sixty retail companies with which we compete for key management and executive talent.  The Company’s Compensation Committee has determined that in order to enable the Company to attract and retain executive talent important to the Company’s long-term growth, the compensation strategy should be adjusted over time to position base salaries at a level approaching the median of the retail market.  As one step toward that goal, in 2006 the Compensation Committee increased the base salaries for the Named Executive Officers and, with the exception of the Chief Executive Officer, commensurately reduced their annual and long-term incentive opportunities.  This adjustment improved the competitive position of executives’ base salaries relative to the retail market data and positioned their bonus target opportunities at the median of the retail market. The Chief Executive Officer’s salary and bonus target opportunity was not adjusted in the same manner because his salary and bonus target opportunity had been addressed at the time he became the Chief Executive Officer in mid-2005.  There is no predetermined time line or plan for increases for further adjustments in base salary levels for executives.  Future decisions on executives’ base salaries will also depend on changes in the scope of the executive’s responsibilities and the executive’s successful execution of those responsibilities.

11.
We note that you consider the performance of the individual executive in determining the base salary. Enhance your disclosure to more specifically identify what aspects of performance are considered and how they impact any changes to base salary. See Regulation S-K Item 402(b)(2)(vii).

Response: All executives have individual goals established near the beginning of the fiscal year.  The executive’s annual goals include specific goals related to Company initiatives for improving our operations and are intended to drive our Company’s business during the fiscal year as well as professional development goals.  The specific nature of the executive’s individual goals and measurement of success varies with the individual executive’s area of responsibility and may or may not be tied to a specific financial measure.  For instance, one executive may be responsible for successfully reengineering a new business process or completing a strategic business study, which can be measured and verified by the Committee.  The Committee considers the chief executive officer’s most recent evaluation of an executive’s performance as compared to the executive’s individual goals along with the executive’s scope of responsibilities and the Company’s performance, and reviews data from Hay Group in exercising its judgment regarding base salary decisions for each executive.  Thus, if the Company has performed well as measured against its strategic goals, but an individual executive has fallen short of achieving his individual performance goals, the Committee may exercise its judgment in maintaining the executive’s base salary level at a constant level from one year to the next or may approve a lower salary increase than would have been the case if the executive had achieved his individual performances goals.  Conversely, if the executive’s individual performance has been outstanding, he may receive a salary increase even when the Company’s performance may have fallen short.   There is no set formula to determine increases in base salary.

In future filings, we will provide examples of the individual executives’ performance goals to provide additional information to investors regarding the factors the Committee considers in determining base salaries for specific executives.

12.
We note that there have been material increases in the annual base salaries of several of your executives. Please tailor your discussion to discuss the factors that contributed to these material increases. See Regulation S-K Item 402(b)(2)(ix) and instruction (2) to Item 402(b).

Response: The reported base salary levels for two executives, Messrs. Coppola and Moore, reflect entry into their positions for only part of 2005, thereby creating the appearance of a large increase in base salary earnings from 2005 to 2006.  Specifically, Mr. Coppola assumed the full chief executive officer position in May 2005 and received a salary increase in recognition of that promotion.   Mr. Moore became the Company's chief financial officer in December 2005.  Mr. Moore’s annualized base salary was disclosed in a footnote to the 2005 proxy.

As explained in our response to Comment No. 10 above, the other Named Executive Officers had a portion of their annual bonus shifted into base salary by the Committee at the beginning of 2006.  The executives’ annual bonus target was reduced to 60% from the previous level of 100%. Any additional differences in base salary levels are attributable to annual increases related to the executive’s achievement of individual goals for the year, as previously described.  The revised disclosure set forth in the Company’s response to Comment No. 10 above addresses the increase in base salary due to the shift of incentive bonus to base salary in 2006.  Thus, the Company submits that no additional revisions are necessary.

Annual Incentive Plan, page 14

13.
We note that a significant portion of your incentive bonus is tied to performance relative to budgeted amounts. We also note that the bonus paid pursuant to the incentive plan is targeted to be a significant portion of total compensation. Given that budgets are subjective please expand your disclosure to more specifically address how you determine budgeted sales and operating income targets. Disclose the amounts used for budgeted sales and operating income for 2006 and 2007 and provide a brief analysis of how you chose these amounts. To the extent you believe disclosure of these targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. See Regulation S-K Item 402(b)(1)(v).

Response:  Budgeted sales and operating income targets are set by the Board of Directors on an annual basis as part of the annual financial planning process.  These targets are determined by reviewing the Company’s historical performance and attempting to derive challenging, but attainable performance targets in light of market and competitive conditions.  On page 15 of our Proxy Statement, we disclosed our 2006 financial performance targets and their relative weights.   Performance against the budget and corresponding bonus goals established for 2006 proved to be very challenging.  Actual sales growth of eight percent compared to the approximate budgeted growth of fourteen percent for the year did not achieve the minimum bonus payout level.  Delivery of lower operating income results in 2006 compared to 2005 did not enable the minimum bonus payout level to be achieved, which required an operating income level of approximately six percent higher than 2005.  Another bonus measure, operating income growth, required achieving 115 percent of the prior year’s operating income.  The minimum bonus payout level for operating income growth was not achieved in 2006.  The only bonus payment to our Named Executive Officers was for achieving 97 percent of the inventory turn goal of approximately 1.75 inventory turns, resulting in an approximate 70 percent payout for this measure.

We did not disclose the specific sales and operating income budget amounts for 2007 because we believe they represent confidential financial information, the disclosure of which would have caused competitive harm to the Company, and thus were properly omitted pursuant to Instruction 4 to Item 402(b).  The Company transacts business in the highly competitive automotive aftermarket retail industry.  The public disclosure of the thresholds and targets under our 2007 bonus plan would have caused substantial economic harm to the competitive position of the Company.   Over the past several years, the Company has utilized similar measures of performance to determine its annual bonus target opportunities.   By disclosing the 2007 budget targets, the Company would have provided competitors with valuable insights into our internal sales, operating income and inventory growth strategies, thereby negatively impacting our ability to compete on an equal footing.  This disclosure also could have had detrimental effects on our ability to negotiate with vendors and customers.    In any event, we do not believe that disclosure is required with respect to the 2007 financial performance targets because the disclosures required to be made in the Proxy Statement relate to compensation for the past fiscal year.   Any actions taken in early 2007 to set performance targets for fiscal year 2007 had no impact on the compensation paid to executives for the prior fiscal year.

The financial goals established within our annual budget process are intended to be challenging for our Company and our employees.  We believe the low level of annual bonus payments paid to our executives for fiscal year 2006 demonstrates how challenging these goals proved to be for 2006. Disclosure of the range of payouts for the prior three years in our proxy was intended to indicate the difficulty associated with achieving our annual budgets.

In future filings, we will set forth the budget targets for the previous fiscal year and more clearly state that the level of payouts for the past fiscal year demonstrates the level of difficulty associated with achieving the annual budget.

Long Term Incentive Compensation, page 15

14.
We note your disclosure that option grants are based upon an executive’s performance relative to stock option guidelines.  Expand your disclosure to discuss the elements of individual performance and the stock option guidelines.  See Regulation S-K Item 402(b)(2)(vii).

Response: Option guidelines are established for each executive level after first determining the appropriate level of total direct compensation based on individual and Company performance and analysis of competitive market data as described in the Proxy Statement, as further explained in the “Setting Executive Compensation” section on pages 13 and 14 of the Proxy Statement and in our response to Comment No. 9 above.  The option guidelines are generally based on the difference between the annual compensation opportunity, comprised of the executive’s base salary plus annual incentive compensation target opportunity, and the comparable appropriate level of total direct compensation for the executive’s position in the retail market. The Committee then considered the executive’s most recent performance evaluation as more fully described in our response to Comment No.11 above and other talent assessments to determine whether the number of shares actually granted to each individual executive should be adjusted as compared to the option guideline level previously established for the executive.

In future disclosures, we will provide additional explanation of the relationship between the determination of total direct compensation, including the consideration of individual performance, and the stock option guidelines.

15.
Your disclosures in the section titled “Setting Executive Compensation” indicate that total compensation will be determined based upon a comparison of your earnings per share growth with that of your peers.  Discuss in more detail how this objective will impact your determination of long term incentive compensation.  See Regulation S-K Item 402(b)(1)(v).

Response:  Total direct compensation is the sum of base salary, annual bonus opportunity and long-term incentive value. We have described the methodology for setting the level of total direct compensation in the section entitled “Setting Executive Compensation.”  After comparing the Company’s earnings per share performance to that of the peer group described in this section, the Committee exercises its discretion to establish the appropriate total compensation level.  For example, an earnings per share performance level at the fiftieth percentile of our peer group would result in a total direct compensation level at approximately the fiftieth percentile level. If the Company’s earnings per share performance is less by comparison than the median performance of its peer group, the amount of total direct compensation will be proportionately less.  The guideline for long-term incentive compensation for each executive level is determined at the discretion of the Committee by subtracting the average base and annual bonus target opportunity for each executive level from the level of total direct compensation indicated by the earning per share growth performance.  As such, the value of the long-term incentive compensation award will increase or decrease based on the Company’s relative performance against the peer group and any resulting increase or decrease in total direct compensation.

Conclusion:

As requested in your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your attention to the Company’s responses to your comments.  Should you have any questions or comments with respect to this filing, please call me at (540) 561-6426 or fax at (540) 561-6445.

Sincerely,

/s/ Jill A. Livesay

Jill A. Livesay
Senior Vice President, Controller

cc:            Mara L. Ransom (Securities and Exchange Commission)
            Cynthia Dunnett (Bingham McCutchen LLP)